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                   Filed by WilTel Communications Group, Inc.
            Pursuant to Rule 425 under the Securities Act of 1933 and
          Deemed Filed Pursuant to Rule 14a-12 and Rule 14d-9 under the
                         Securities Exchange Act of 1934

               Subject Company: WilTel Communications Group, Inc.
                          Commission File No. 000-50040


The Agreement and Plan of Merger among Leucadia National Corporation, Wrangler Acquisition Corp. and WilTel Communications Group, Inc., dated as of August 21, 2003, was filed by WilTel Communications Group, Inc. under cover of Form 8-K today and is incorporated by reference into this filing.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Any offer will only be made through a prospectus, which is part of a registration statement to be filed with the Securities and Exchange Commission ("SEC"). WilTel stockholders are urged to carefully read the registration statement and the prospectus included therein, together with the Schedule TO and the Schedule 14D-9 and other documents relating to the exchange offer when they become available because these documents will contain important information relating to the offer. You may obtain a free copy of these documents after they have been filed with the SEC at the SEC's website at http:www.sec.gov. Once a registration statement, as well as any documents incorporated by reference therein and a Schedule TO and Schedule 14D-9 have been filed with the SEC, you will also be able to inspect and copy these documents at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. YOU SHOULD CAREFULLY READ THE PROSPECTUS, THE TENDER OFFER STATEMENT ON SCHEDULE TO AND MANAGEMENT'S SOLICITATION / RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN THEY BECOME AVAILABLE BEFORE MAKING A DECISION CONCERNING THE OFFER.